Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

December 23, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 23, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Social Leverage Acquisition Corp I (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one redeemable warrant
Class A common stock included as part of the units
Redeemable warrants included as part of the units

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi